UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Dr.

Greenwood Village, CO 80121

Tel: (303) 399-6177

With a Copy to:

James G. Ruiz

Winstead PC

401 Congress Ave

Suite 2100

Austin, Texas 78701

Tel: (512) 370-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,953,545 (1)
	8	SHARED VOTING POWER 10,139 (2)
	9	SOLE DISPOSITIVE POWER 9,953,545 (1)
	10	SHARED DISPOSITIVE POWER 10,139 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,963,684 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,906,383 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series E Preferred Stock”) held directly by the Reporting Person. Excludes 267,530 shares of Common Stock underlying Series E Preferred Stock that are not currently issuable upon conversion of the Series E Preferred Stock due to a beneficial ownership limitation contained in the documents governing the Series E Preferred Stock.
(2)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Based on 29,891,052 shares of Common Stock of the Issuer, which consists of (i) 27,984,669 shares of Common Stock outstanding as of February 5, 2021, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 8, 2021, plus (ii) 1,906,383 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series E Preferred Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 6 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020 and Amendment No. 5 to the Schedule 13D filed on March 5, 2021 (as amended, the “Schedule 13D”).  The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 6 shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Person has scheduled a conference call with Jed A. Latkin, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Issuer, and may engage in subsequent communications, to discuss matters relating to the Reporting Person’s investment in the Issuer and the Reporting Person’s views with respect to, among other things, the business, financial condition, corporate governance practices, board composition, ongoing litigation, operations and future plans of the Issuer. The matters discussed during the conference call may include topics relating to actions or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may seek to influence the Issuer regarding courses of action that the Reporting Person may believe are in the Issuer’s best interest. The Reporting Person continues to evaluate his investment in the Issuer and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series E Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Without limiting the generality of the foregoing, the Reporting Person may from time to time sell or otherwise dispose of shares of Common Stock in order to allow the Reporting Person to convert shares of Series E Preferred Stock to remain under the Share Cap.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021

/s/ John K. Scott, Jr.
John K. Scott, Jr.